SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MINUTES OF THE 5TH MEETING OF THE ELIGIBILITY AND COUNSELING COMMITTEE OF COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

The 5th Meeting of the Eligibility and Counseling Committee of Companhia de Saneamento Básico do Estado de São Paulo (SABESP) was held on May 14, 2019, at 5:00 p.m., at the meeting room of the Company’s headquarters, at Rua Costa Carvalho n° 300, in the city and state of São Paulo. Agenda: Analysis of the conditions for the elected candidate Alexandre Pedercini Issa to take office as member of the Company’s Fiscal Council. The members of SABESP’s Eligibility and Counseling Committee, based on the Minutes of the Annual and Extraordinary Shareholders’ Meeting of April 29, 2019, were requested by the Shareholders present at the Meeting to make a conclusive statement on the investiture of the candidate Alexandre Pedercini Issa as sitting member of the Fiscal Council.

It should be recorded that the following two candidates applied for the position of representative of minority shareholders in the Fiscal Council: Alexandre Pedercini Issa and Fabrício Debortoli. By a majority vote, Alexandre Pedercini Issa was elected as sitting member. After the election, the representative of the shareholder Luiz Barsi Filho presented verbally and in writing a statement on a possible impediment of the candidate, due to failure to comply with the requirement of article 147, paragraph 3, I and II, of Law 6,404/1976 (Brazilian Corporation Law) and article 17, paragraph 3, V, of Law 13,303/2016 (State-Owned Company Law).  In opposition to the protest, the shareholder Hydrocenter Válvulas Tubos e Conexões Ltda, also through its representative, presented verbal and written clarifications on the impediment of the candidate Alexandre Pedercini Issa from taking office as member of the Company’s Fiscal Council, as he was elected, on the same date of SABESP’s meeting, as a member of the Fiscal Council of Companhia Catarinense de Águas e Saneamento (Casan), news presented at the moment of the Meeting by Ms. Michele da Silva Gonsales Torres, representative of the shareholder Luiz Barsi Filho.

Presidency

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone: 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

In summary, it says: “Mr. Chairman of the Annual Shareholders’ Meeting of Companhia de Saneamento Básico do Estado de São Paulo (SABESP), As representative of the shareholder LUIZ BARSI, I hereby present, before the Board of Directors of this Meeting, a protest against the appointment of Mr. Alexandre Pedercino Issa as member of the Company’s Fiscal Council, as he was elected as Fiscal Council member of Companhia Catarinense de Aguas e Saneamento at the 2019 Annual Shareholders’ Meeting. It is clearly a conflict of interest, as provided for in item V of paragraph 2 of article 17 of Law 13,303/2016 ("State-Owned Company Law") and explicitly by items I and II of paragraph 3 of article 147 of Law 6,404/76 ("Brazilian Corporation Law”), as both Companies operate in the same business, and is, therefore, not only against the law, but also against the best corporate governance practices. In view of the conflict of interests presented herein, SABESP’s Eligibility Committee, which provides for compliance with Corporate Governance rules and adopts an appointment and succession policy, should not approve Mr. Issa’s appointment and election. The approval of the candidate’s appointment and election jeopardizes not only the Company, but also its shareholders and the market.
In view of the foregoing, I hereby request the Eligibility Committee to revise Mr. Issa’s candidacy, not allowing him to take office. Therefore, the candidate appointed by the minority shareholder, Mr. Fabricio Debortoli and his alternate member, Mr. Charles Rene Lebarbenchon, should take office instead.”

In opposition, the shareholder Hydrocenter, which appointed the candidate, provided the following statement: “Attention to Mr. Chairman of the Annual Shareholders’ Meeting of Companhia de Saneamento Básico do Estado de São Paulo (SABESP), In opposition to the protest drawn up in this Annual Shareholders’ Meeting, the shareholder Hydrocenter Válvulas Tubos e Conexões Ltda. hereby informs that it did not have access to the minutes of Casan’s Meeting that confirms the election of the fiscal members elected at SABESP for the same position at CASAN. However, it is worth noting that, if they have been elected at Casan, these Fiscal Council’s members have not yet taken office at the above-mentioned Company. Last but not least, the shareholder Hydrocenter hereby informs that it has analyzed the Reference Forms of both Companies (Casan and SABESP) and did not find any mention

Presidency

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone: 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

of any possible competition between these companies; therefore, the investiture of the Fiscal Council members elected by the minority shareholders in this meeting is in line with the understanding of the Brazilian Securities and Exchange Commission (CVM).”

We will assume that the candidate was elected at Casan, as stated by both shareholders, in order to analyze any impediments to the candidate’s investiture in SABESP’s Fiscal Council.

The provisions allegedly not complied with are as follows:

Law 6,404/76 (Brazilian Corporation Law):

Article 147. When the law demands certain requirements for investiture in a company’s management position, the general meeting may only elect candidates who have presented the necessary proofs, whose copy will be filed at the company’s headquarters.

Paragraph 1 ...

Paragraph 2 ...

Paragraph 3. The member shall have flawless reputation. Except when exempted by the general meeting, the following members may not be elected:        (Included  by Law 10,303, of 2001)

I - hold positions in companies that may be deemed as competitors, especially in advisory, administrative or fiscal councils; and              (Included by Law 10,303, of 2001)

II - have interests that conflict with those of the company.     (Included by Law 10,303, of 2001)

Paragraph 4. The compliance with the conditions set forth in paragraph 3 shall be proven by means of a declaration signed by the elected member, as defined by the Brazilian Securities and Exchange Commission, in order to comply with articles 145 and 159, under the penalties of the law.      (Included by Law 10,303, of 2001)

Law 13,303/2016 (State-Owned Company Law):

Article 17. The members of the Board of Directors and the individuals appointed for positions of executive officer, including president, general executive officer and chief executive officer, shall be chosen among renowned citizens with flawless reputation, alternatively complying with one of the requirements of subitems “a”, “b” and “c” of item I and, cumulatively, with the requirements of items II and III:

I - ...

II - ...

III - ...

Paragraph 1 ...

Paragraph 2. It is therefore prohibited the appointment to the Board of Directors and Board of Executive Officers:

I - ...;

II - ...;

III - ...;

IV - ...; and,

V - of an individual who has or may have any type of conflict of interest with the political-administrative person controlling the state-owned company or the government-controlled company or even with the company or society.

Presidency

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone: 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

We emphasize that the fact that the companies operate in the sanitation business, in different states (São Paulo and Santa Catarina), may characterize them as potential competitors, as per article 147, paragraph 3, I of Brazilian Corporation Law and, consequently, a possible conflict of interest of the individual holding a position as member of the Fiscal Council in both Companies, which are publicly held corporations.

SABESP’s Bylaws specifically, supported by the current law1, specifically allow it to operate in other Brazilian states and abroad, which may raise questions if the same individual holds the position of Fiscal Council member in both companies.

To corroborate this statement, we declare that SABESP worked with a loss reduction program in another state (Alagoas) and provided advisory services on rational water use and business and operational management abroad (Panama, Honduras and Nicaragua) - item 6.3 of the 2018 Reference Form.

On the other hand, Casan’s Bylaws do not provide any territorial limitation for the company’s activities in Santa Catarina, neither imposes that activities should be primarily carried out in that state. It is worth noting that in Casan’s Reference Form, the company reports that it operates in a city in the Paraná State.

1 Supplementary Law 1025/2007, Article 63 - Paragraphs 5, 7 and 8 of article 1 of  State Statute 119 of June 29, 1973, amended by  Law 12,292 of March 2, 2006, shall come into force with the following wording:
“Article 1 - .............................................................
Paragraph 5 – The appropriate and efficient operation of service in the São Paulo State, Companhia de Saneamento Básico do Estado de São Paulo (SABESP), directly or by means of a subsidiary, whether or not associated to third parties, may perform, in Brazil or abroad, any of the activities that are part of its corporate purpose, including the operation of public basic sanitation services under a concession regime. (NR).
...............................................................................
§ 7º - For strict compliance with its corporate purpose, SABESP is authorized to participate in the control or capital of other companies, as well as establish subsidiaries, which may associate, as majority or minority shareholder, with other companies. (NR).
Paragraph 8 - SABESP and its subsidiaries are authorized to form consortium with Brazilian or foreign companies, including with other state- or municipal-owned basic sanitation companies, whether or not as leading company, aiming to expand activities, gather technologies and increase investments in basic sanitation services”. (NR).

Presidency

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone: 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

In addition, considering that a minority shareholder alleged impediment, the same argument may be challenged by the market, unnecessarily exposing the Company.

It is worth emphasizing that the term “market” lacks a good definition by law, and it can be understood as both regional and domestic market.

Older CADE (the Brazilian antitrust authority) precedents were limited to the issue of natural monopoly to rule out competition between the concessionaires1; in most recent decisions, CADE also decided to investigate “market” competition, rather than competition “in the market”, as is the case of most sectors of the economy. That means that CADE now considers that in the basic sanitation industry, competition occurs at the time of bidding, which allows the participation of companies from all over Brazil.

Therefore, in the second scenario, CADE has defined the geographical dimension as domestic market. Additionally, the several companies providing basic sanitation services fit this concept and have been considered competitors, including based on the horizontal concentration analysis resulting from the sum of market shares2.

In view of Provisional Presidential Decree 868/2018, which changes the sanitation regulatory framework, the potential competition between sanitation companies become evident.

In view of the above-mentioned scenario, this Committee understands that if the candidate Alexandre Pedercini Issa takes office as member of Casan’s Fiscal Council, he will be impeded to take office in the same position at SABESP and a new election will need to be carried out. The same understanding is also valid for his alternate member, Mr. Eduardo José de Souza, who was also elected for the position of alternate

2 For example, in Merger 08700.006940/2014-30 (Saneamento Águas do Brasil S.A. and Águas de Itu Exploração de Serviços de Água e Esgoto S.A.).

3 In this regard, Merger 08700.004803/2018-95 (Iguá Saneamento S.A. and Alberta Investment Management Corporation); Merger 08700.002516/2018-41 (Aegea Saneamento e Participações S.A. and OAS Soluções Ambientais S.A.); Merger 08700.001557/2018-10 (Aegea Saneamento e Participações S.A. and Solví Participações S.A.); Merger 08700.001278/2018-56 (Aegea Saneamento e Participações S.A. and Construtora Aterpa S.A.); Merger 08700.007491/2016-18 (BR Ambiental Fundo de Investimento em Participações, Brookfield Brazil Capital Partners LLC, Odebrecht S.A.); and others.

Presidency

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone: 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

member at Casan’s Fiscal Council.

There being no other matters to address, the meeting was adjourned for the drawing up of these minutes, which were read, found to be in compliance and signed by the members.

ANDRE CARILLO
ELIZABETH MELEK TAVARES
NILTON JOÃO DOS SANTOS

Presidency

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp

Rua Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo – SP

Phone: 55 (11) 3388-8000 – Fax (11) 3813-3587

www.sabesp.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 29, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.